Octaura Securities TradingCo LLC

(A Limited Liability Company)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

Octaura Securities TradingCo LLC
(A Limited Liability Company)
DECEMBER 31, 2024

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octaura Securities TradingCo LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Octaura Securities TradingCo LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Octaura Securities TradingCo LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Octaura Securities TradingCo LLC's management. Our responsibility is to express an opinion on Octaura Securities TradingCo LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Octaura Securities TradingCo LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Octaura Securities TradingCo LLC's auditor since 2023.
New York, New York
February 28, 2025

Octaura Securities TradingCo LLC
(A Limited Liability Company)
Statement of Financial Condition
DECEMBER 31, 2024

Assets

Cash	$3,882,039
Other Assets	8,989
Total Assets	**$3,891,028**

Liabilities and Member's Equity

Due to Member	$2,903,165
Total Liabilities	2,903,165
Total Member's Equity	987,863
Total Liabilities and Member's Equity	$3,891,028

See accompanying notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Octaura Securities TradingCo LLC (the "Company") is wholly-owned by Octaura Holdings LLC (the "Member"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates an electronic trading system that facilitates transactions of collateralized loans obligations (CLOs).

As a limited liability company, the Member is not liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable
Accounts receivable are reported net of an allowance for expected credit losses. The allowance is based on management's estimate of the amount of receivables that will actually be collected. There are no accounts receivable outstanding as of December 31, 2024.

Allowance for credit losses
The allowance for credit losses is based on the Company's expectation of the collectability of accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no accounts receivable and allowance for credit losses as of December 31, 2024.

Income taxes
As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Member's consolidated tax return in which all items of income, expense, gains, and losses are reportable by the Member for tax purposes. The Company

has no unrecognized tax benefits as of December 31, 2024. No provision or liability for income taxes has been included in the financial statement.

Uncertain tax positions

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2024.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Adoption of new accounting pronouncements

Effective January 1, 2024, the Company adopted provisions of Accounting Standards Update ("ASU") No.2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance and has determined that the Company operates as one operating segment.

3. **SEGMENT REPORTING**

The Company engaged in a single line of business as a broker-dealer, which is comprised of one class of service, providing a trading platform for CLOs. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

4. **CONCENTRATION OF CREDIT RISK**

As of December 31, 2024, the Company's cash deposits were held by one financial institution and therefore are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company's uninsured amount as of December 31, 2024 was approximately $3,632,039. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement between the Company and the Member, the Company reimburses the Member for allocated expenses paid for by the Member. These allocations are updated periodically, and determined based on percentages of personnel time and other factors. As necessary, the Member will provide support to the Company through direct contributions of capital.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 $\frac{2}{3}$% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $978,874, which exceeded the required net capital of $193,544 or 6 $\frac{2}{3}$% of aggregate indebtedness by $785,330. Aggregate indebtedness at December 31, 2024, totaled $2,903,165. The Company's percentage of aggregate indebtedness to net capital was 296.58%.

7. **COMMITMENTS & CONTINGENCIES**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

8. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024 through the date this financial statement was available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statement.